Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

April 27, 2010

Jeffrey Riedier
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:          Auto Search Cars, Inc.
Registration Statement on Form S-4 Filed February 12, 2010
File No. 333-164879

Dear Mr. Riedier:

By letter dated March 12, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Auto Search Cars, Inc. (“Auto Search” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-4 filed on February 12, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form S-4
General

1.  We note that you are registering 62,962,604 common shares as part of this transaction. However, as part of the merger agreement you will be required to issue 1 share of your company stock for each issued and outstanding common share of Curaxis, of which there are currently 63,943,574. Further, you will be required to reserve shares to be issued upon the exercise of options and warrants exchanged for each outstanding Curaxis option and warrant, and to reserve shares underlying warrants under your agreements with both Southridge and Canterbury. Please revise your disclosure throughout the registration statement to clarify exactly how many common shares you will be required to issue and how many you will be required to reserve at the time the merger becomes effective.

If the total of the common shares, and common shares underlying options and warrants, you will be required to issue and reserve under the merger agreement and your agreements with Southridge and Canterbury is greater than the number of shares you are registering in this transaction, please explain why you are not registering the full amount of shares necessary under those agreements. Further, if you are not registering the full amount of shares necessary under those agreements then please revise your registration statement to disclose the number of shares to be issued or that may be issued upon the exercise of options or warrants that will be restricted.

RESPONSE: We have revised the number of shares to be registered in the Registration Statement in order to reflect the 63,943,574 shares of Auto Search common stock the stockholders of Curaxis are to receive in the merger.  Further, we have revised the Registration Statement to clarify how many common shares the Company will be required to issue and how many shares the Company will be required to reserve at the time the merger becomes effective.

Auto Search is not obligated to register the shares underlying the options and warrants and therefore we are not including such shares in the shares to be registered in the Registration Statement.  The holders of such securities will rely on Rule 144 after the applicable holding period passes in order to receive free trading shares of the Company.  We have revised the Registration Statement to disclose the number of restricted shares that may be issued upon the exercise of options and warrants.

2.  Please update your filing with audited financial statements for Curaxis and Auto Search through December 31, 2009 in accordance with Rule 3-12 of Regulation S-X.

RESPONSE:  We have updated the Registration Statement to reflect the audited financial statements for Curaxis and Auto Search through December 31, 2009, in accordance with Rule 3-12 of Regulation S-X.

3.  Throughout your registration statement you discuss a number of agreements that appear to be material to your company, including those with Covidien, Durect, Southridge, Canterbury and GroupMark. Please revise your disclosure where appropriate to discuss the material terms of each of these agreements, and please file each agreement as an exhibit to your registration statement as required by Item 601 of Regulation S-K.

RESPONSE: We have updated the Registration Statement to describe the material terms of each of Curaxis’ material agreements, as required by Item 601 of Regulation S-K.  Further, we have filed each of the agreements as exhibits to the Registration Statement.

4.  We note that throughout your registration statement you frequently refer to the “Auto Search Board of Directors” and “executive officers” in plural form. As the Board and management of Auto Search includes only one person, please revise your disclosure where appropriate to refer to Mr. Martin by name rather than referring to the Board or the executive officers.

RESPONSE: We have updated the disclosure throughout the Registration Statement to reflect that Mr. Martin is the sole officer and director of Auto Search.

5.  Please provide a substantive legal analysis regarding the registrant’s conclusion that the approval of Auto Search shareholders is not required to effect the merger with Curaxis. As the registrant apparently believes the approval of Auto Search shareholders is not required, please also advise us as to whether the shareholders of Auto Search will receive an information statement prior to the taking of corporate action. If not, please also provide a legal analysis as to the registrant’s conclusion that the delivery of an information statement is not required. We may have further comments.

RESPONSE: The structure of the merger transaction calls for Acquisition Sub to merge with and into Curaxis.  In order to effectuate the merger, both Curaxis and Acquisition Sub are required to obtain board approval and shareholder approval.  The board of directors of Auto Search is the sole shareholder of Acquisition Sub. and such stockholder approval was obtained prior to execution of the Merger Agreement.

6.  In addition to providing beneficial ownership information for the two companies to the merger on a pre-merger basis, please provide beneficial ownership information for Auto Search on a post-merger basis for all officers, directors, 5% shareholders and all officers and directors as a group.

RESPONSE: We have updated the Registration Statement to include a post-merger beneficial ownership table for all officers, directors, 5% shareholders of Auto Search.

7.  Please file all agreements among or between any of the following parties and their affiliates:

•	Canterbury,
•	Southridge,
•	Southridge Advisors,
•	Brittany,
•	Auto Search, and
•	Curaxis.

These agreements should be fully described in the prospectus. Additionally, the nature of Brittany’s obligation to fund Curaxis’ funding requirements should be described in detail in the main body of the prospectus. Please revise where appropriate throughout the prospectus.

RESPONSE: We have updated our disclosure to fully describe the relevant material agreements in the body of the Registration Statement.  The Company or Curaxis does not have a material agreement with Brittany and therefore it is not included in the Exhibit Table to the Registration Statement.

8.  As the officers and directors of Curaxis will become the officers and directors of the registrant after the merger, please file as exhibits all employment, compensation and affiliated agreements or plans that will be in effect after the merger and describe their material terms in the prospectus.

RESPONSE: Upon consummation of the merger contemplated in the Registration Statement, it is anticipated that there will be no employment, compensation, or affiliated agreements in existence after the merger is deemed to be effective.  We have updated the disclosure in the Registration Statement to clarify this information.

General Information, page 4

9.  In the third paragraph the registrant states that the Auto Search common stock trades on the OTCBB. However, the Auto Search 10-K indicates that there is no market for the common stock and a review of available market information also confirms the lack of trading. Please revise the statement herein and elsewhere as may be appropriate to indicate there is currently no market for the registrant’s common stock. Similarly, the registrant should reconcile the contradictory statements on page 48 under the heading “Market for Common Stock.”

RESPONSE: We have updated the disclosure throughout the Registration Statement to clarify that the Company has limited trading volume on the OTCBB.

Additional Information, page 8

10.  Please delete this section in its entirety as neither the registrant nor Curaxis are eligible to incorporate by reference. Please also delete any references to this section in die prospectus, such as in the last Q&A on page 10.

RESPONSE: We have deleted the “Additional Information” section in its entirety, as well as all other prior references in the Registration Statement.

Auto Search Cars Inc.’s Business, page 11

11.  It appears from a reading of Auto Search’s 10-K and latest 10-Q and information in this prospectus that Auto Search has minimal assets, has generated no revenue and has incurred almost no expenses related to its proposed website development activities. Please consider whether the discussion herein and elsewhere in the prospectus accurately reflects Auto Search’s current business. Furthermore, as there have been no significant activities related to website development in fiscal 2009, the registrant should so state herein and elsewhere as maybe appropriate. Also, if Curaxis does not intend to pursue these activities after the merger occurs please so state herein and elsewhere in the prospectus as may be appropriate.

RESPONSE: We have updated the Registration Statement to clarify that there have been no significant activities related to the Auto Search website or other business developments.  Further, we have clarified in the Registration Statement that Curaxis will not be pursuing the business activities of Auto Search after the merger occurs.

Curaxis’ Business, page 11

12.  Please explicitly state that Curaxis is a development stage pharmaceutical company, has no FDA approved products and has generated no commercial revenue herein and elsewhere as may be appropriate.

RESPONSE: We have updated the disclosure in the Registration Statement to clarify that (i) Curaxis is a development stage company; (ii) Curaxis has no FDA approved products; and (iii) Curaxis has not generated any commercial revenue to date.

Merger Consideration, page 12

13.  We note the reference to a section on page 46 comparing the rights of the Auto Search stockholders to the Curaxis stockholders that does not appear to exist.  Please briefly describe any change in the state of incorporation and material differences in the rights of Curaxis and Auto Search shareholders in a separately captioned subsection in the forepart of the registration statement where the various important effects of the transaction are discussed. Please also include a cross-reference to a section in the main body of the prospectus that discusses in further detail the material differences between the rights of the Curaxis shareholders and the shareholders of Auto Search after the merger. These would include any differences as a result of differences in the two sets of articles and bylaws and also as a result of any change in the state of incorporation.

RESPONSE: We have revised the Registration Statement to include a detailed comparison of the rights of both the Curaxis and Auto Search shareholders.

Risk Factors

14.  Please note that this document is being delivered to the shareholders of Curaxis and also concerns the business of Auto Search after the merger. Please consider this and revise your Risk Factors section accordingly. Any risk factors should address the current Curaxis shareholders who will be receiving Auto Search shares or persons who may access this document to obtain information about the registrant on a post-merger basis.

RESPONSE: We have updated the Risk Factors section in the Registration Statement to properly address the Auto Search shareholders, the Curaxis shareholders who will be receiving Auto Search shares in the merger, as well as those persons who will access the Registration Statement to obtain information about the registrant post-merger.

Risks related to the merger, page 16

15.  Please include a risk factor disclosing that Curaxis did not obtain an investment banker’s opinion prior to agreeing to the merger.

RESPONSE: We have updated the Registration Statement to include a risk factor disclosing that Curaxis did not obtain an investment banker’s opinion prior to agreeing to the merger.

In the event that a public market develops, the price of Auto Search’s common stock will be subject to significant price fluctuations, page 18

16.  Please clarify here, or in a separate risk factor, that there is no guarantee that anyone will act as a market maker for your stock, and that without a market maker liquidity will be significantly limited.

RESPONSE: We have updated the risk factor in the Registration Statement to disclose that there are currently 5 market makers for the Company’s common stock, but that liquidity still may remain limited.

Curaxis will need substantial additional funding and may be unable to raise capital when needed, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts, page 19

17.  Please expand this risk factor to disclose how long Curaxis can fund operations with their current resources.

RESPONSE: We have expanded the disclosure in this risk factor to include the amount of time Curaxis can fund operations with its current resources on hand.

We have substantial indebtedness to trade creditors and several trade creditors have obtained judgments against us, page 34

18.  Please expand this risk factor to disclose the aggregate amount of all judgments that have been issued against Curaxis.

RESPONSE: We have expanded the disclosure in this risk factor in the Registration Statement to include the aggregate amount of all judgments issued against Curaxis.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel, page 34

19.  Please expand this risk factor to disclose whether Curaxis has entered into employment agreements with any of their key personnel.

RESPONSE: We have revised the disclosure in the risk factor in the Registration Statement to clarify that Curaxis has no entered into any employment agreements with their key personnel.

Forward Looking Statements, page 35

20.  Please note that the provisions of the Private Securities Litigation Reform Act do not apply to companies that have no reporting obligation or to companies that are making an initial public offering. Accordingly please note that the safe-harbor afforded by the referenced sections does not apply to any statements attributable or applicable to Curaxis. Please revise this disclosure accordingly.

RESPONSE: We have revised the forward looking statement section in the Registration Statement accordingly.

Background of the Merger, page 36

21.  Please expand your disclosure here to include each instance of negotiation between the parties and the elements discussed at each negotiation, as well as how representatives of Curaxis were kept apprised of negotiations and the input that they gave, and in what manner Southridge acted as an intermediary in these discussions.

RESPONSE: We have updated the disclosure in the Registration Statement to provide greater detail and clarity to the negotiations that took place between the relevant parties.

Curaxis’ Reasons for the Merger and Recommendation, page 37

22.  We note your disclosure that both companies consulted with outside advisors. Please disclose the outside advisors that each company consulted, and the advice received from each.

RESPONSE: The Company has updated the Registration Statement to disclose the advice that the Company and Curaxis received from Southridge Advisors, LLC.

23.  Please expand your discussion here to include the negative factors considered by both sets of management, and how each set of management considered those factors in concluding that they should approve the merger.

RESPONSE: We have updated our disclosure in the Registration Statement to include a discussion of the relevant negative factors that were considered by both Auto Search and Curaxis when deciding to approve the merger.

Federal Income Tax Consequences, page 43

24.  Any discussion of the material tax effects of the merger concluding that the merger will be tax free to the shareholders of Curaxis must be based upon the opinion of tax counsel or other expert qualified to advise the registrant on the tax effects of the merger. Please revise the prospectus to reflect the receipt of a tax opinion and the conclusions of such expert regarding such material tax consequences. The registrant should also file the opinion and consent of expert to the filing of its opinion and use of its name in the prospectus. We may have further comment after reviewing the revised disclosure and the tax opinion.

RESPONSE: The Company has engaged the law firm of Paul D. Wigg-Maxwell, Esq., and have included a tax opinion in the Registration Statement.

Auto Search Cars – Description of Securities, page 48

25.  Please expand your disclosure here to include the details of your recent 91:1 forward stock split, including whether the Certificate of Incorporation was also amended to increase the number of authorized shares. Please disclose, in the event the merger becomes effective, the number of shares that will be authorized, issued, authorized and reserved for issuance, and authorized and unissued but not reserved.

RESPONSE: We have revised the Registration Statement to include the details of the 91:1 forward stock split, the amendment to the Certificate of Incorporation and, in the event the merger becomes effective, the post-merger capitalization of Auto Search.

Description of Business, page 53

26.  Throughout your discussion here we note the use of scientific terms without explanation or definition. Please revise your discussion such that it is written in terms easily understood by readers with no scientific background. Examples of such terms include: “primary efficacy endpoints”; “intent-to-treat population”; and “potential crosstalk of biological signaling pathways.” Further, please ensure that such terms are defined or explained the first time that they are used in your disclosure.

RESPONSE: We have updated the disclosure in the Registration Statement so in order to make the description of business more easily understood for a lay reader, including the redefining/simplifying of certain key scientific terms.

Clinical Trials

ALADDIN II, page 68

27.  To the extent they were calculated, please include the P-Values determined as a result of your ALADDIN II trial on male patients.

RESPONSE: The Company has updated its disclosure in the Registration Statement to include the determined P-Values calculated as a result of the Company’s ALADDIN II trials.

Our Durect Agreement, page 70

28.  Please disclose the royalty rate you will be obligated to pay to Durect upon commercialization of VP4896.

RESPONSE: We have updated the disclosure in the Registration Statement to reflect the royalty rate at which certain royalty payments to Durect is calculated.

Description of Property, page 74

29.  Please revise your disclosure here to meet the requirements of Item 102 of Regulation S-K, including whether your property is leased or owned, and if leased to discuss the material terms of the lease and to file the lease as an exhibit.

RESPONSE: We have updated our disclosure in the Registration Statement to meet the requirements of Item 102 of Regulation S-K.

Legal Proceedings, page 74

30.  Please revise your disclosure here to discuss the factual basis of the claims and the jurisdictions in which they are pending or judgments were entered as required by Item 103 of Regulation S-K.

RESPONSE: We have revised the disclosure in the Registration Statement to the Legal Proceedings section to discuss the factual basis of the claims and relevant jurisdictions as required by Item 103 of Regulation S-K.  Further, we have removed the prior disclosure as it related to the lawsuit with Premier Research Atlanta, as such lawsuit has been dismissed by Premier with prejudice.

Directors, Executive Officers, Promoters and Control Persons, page 74

31.  Please include the director independence discussion prescribed by Item 407(a) of Regulation S-K, as required by Item 19(a)(7) of Form S-4.

RESPONSE: We have updated the Registration Statement to provide the proper disclosure as prescribed by Item 407(a) of Regulation S-K.

32.  Please describe the business experience during the past five years for Ronald V. Pompeo, as you have for the other named executive officer and directors of Curaxis.

RESPONSE: We have updated the Registration Statement to provide further detailed disclosure on the business experience of Ronald V. Pompeo.

Executive Compensation

2009 Summary Compensation Table, page 76

33.  Please remove the non-employee directors from your summary compensation table and include disclosure about their compensation in a separate director compensation table as required by Item 402(r) of Regulation S-K.

RESPONSE: We have amended the Registration Statement to provide a separate director compensation table as required by Item 402(r) of Regulation S-K.

Description of Securities

Warrants, page 81

34.  We note that you have agreements in place with two advisors - Southridge and Canterbury - that give Southridge the right to receive additional warrants as an anti-dilution measure, and give Canterbury the right to receive additional warrants in the event of certain transactions. As you know the number of shares being registered in this transaction, please revise your disclosure to include the number of warrants you will be required to issue to each of Southridge and Canterbury as a result of the merger.

RESPONSE: We have revised the Registration Statement to disclose the number of warrants the Company will be required to issue to Southridge and Canterbury as a result of the merger.

Curaxis – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 82

35.  We note that you estimate that Curaxis will incur expenses of, “at least $48 million over the next several years in order to complete the clinical development of Memryte.” Assuming you have a development schedule that allows you to estimate the $48 million cost for such development, please also disclose the time you estimate for such development.

RESPONSE: We have updated the Registration Statement to disclose that Curaxis expects to incur the above referenced development costs in the years 2010 through 2014.

36.  Please describe the research and development activities for Memryte that have occurred since your clinical trials were terminated and your research facility was closed in 2007.  Ensure that your revised disclosure describes the risks to your future development and commercialization of Memryte arising from this suspension of your research and development activities

RESPONSE: We have updated the disclosure in the Registration Statement to clarify that since Curaxis closed its research facility in 2007, no material research or development activities for Memryte have occurred.

Results of Operations, page 87

37.  We note your disclosure here that, “During 2007, Curaxis terminated all clinical trial activities and closed its’ research facility. As a result, research and development expenses in 2008 and 2009 were limited to salary and benefits costs...” Please reconcile this disclosure with your disclosure elsewhere throughout the prospectus that you are in the process of conducting clinical trials.

RESPONSE: We have revised the disclosure in the Registration Statement to clarify that Curaxis is not in the process of conducting clinical trials.

Liquidity and Capital Resources, page 95

38.  We believe that your discussion of liquidity and capital resources could be significantly improved as it does not appear to address many of the requirements in Item 303 of Regulation S-K. Please revise. In doing so, consider the requirements of Item 303 as well as the Release Nos. 33-6835 and 33-8056. In particular, ensure that your revised disclosure explains the capital resources that you expect will fund the planned $48 million in expenditures for the development of Memryte. Also, describe the known demands, commitments, events or uncertainties that are reasonably likely to result in material changes in your liquidity. If you believe that a material deficiency in your future liquidity is reasonably likely, describe the course of action that you plan to take to remedy this situation.

RESPONSE: We have revised the Registration Statement to conform with the requirements of Item 303 of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-l

39.  In your next amendment, please file the report and consent of the other auditor upon which Rosenberg Rich Baker Berman & Company relied in reporting on amounts prior to January 1, 2006 in the cumulative totals.

RESPONSE: Curaxis respectfully requests a waiver of the requirement to obtain the consent of the other auditor upon which Rosenberg Rich Baker Berman & Company relied on for the reporting of amounts prior to January 1, 2006, in the cumulative totals presented in financial statements filed within the registration statement subject to review.

The financial statements of Curaxis Pharmaceutical Corporation (formerly known as Voyager Pharmaceutical Corporation) for the four years ended December 31, 2005, and the cumulative period from Inception (February 27, 2001) to December 31, 2005, were audited by PricewaterhouseCoopers LLP (PWC).  The financial statements audited by PWC for the three years ended December 31, 2004, and for the cumulative period from Inception (February 27, 2001) to December 31, 2004, were included in the Registration Statement on Form S-1 filed by Voyager Pharmaceutical Corporation with the Securities and Exchange Commission on September 9, 2005.  The Registration Statement included both the reports and consents of PWC.

Curaxis attempted to engage PWC to complete an audit of their financial statements for the year ended December 31, 2006. At that time, Curaxis was experiencing significant cash flow difficulties and also was a party to pending litigation initiated against a former founder and officer of Curaxis.  Consequently, the Curaxis’ risk profile did not meet the client acceptance requirements of PWC.

In September 2009, Curaxis engaged Rosenberg, Rich, Baker Berman and Company (RRBB) to complete an audit of their financial statements for each of the three years in the period ended December 31, 2008, and the cumulative period from inception (February 27, 2001) to December 31, 2008.  Their report dated December 2, 2009, and consent thereto were included in the filing subject to review.  In addition, RRBB recently completed their audit of the Curaxis’ financial statements for the year ended December 31, 2009, and the cumulative period from inception (February 27, 2007) to December 31, 2009.  These financial statements and the report of RRBB are included in the amended Registration Statement on Form S-4 filed concurrently with this letter.

In order for RRBB to issue their opinion on the cumulative period from Inception to December 31, 2009, RRBB relied on the audit work completed by PWC with respect to the financial statements for the period from inception to December 31, 2005.  In order to place reliance on these statements, RRBB did review the audit work papers prepared by PWC for the year ended December 31, 2005.  During this review and subsequent completion of their audit work, RRBB did not identify any possible adjustments to be made to the financial statements for the respective period, nor did anything come to their attention which would require additional disclosure.

Curaxis has contacted PWC to request their consent for inclusion of their reports on the financial statements for the four years ended December 31, 2005, and the cumulative period from Inception (February 27, 2001) to December 31, 2005. PWC stated that in order for them to issue their consent, they would need to re-issue their audit reports which would require them, at a minimum, to complete various post-report review procedures. However, they strongly conveyed that Curaxis still does not meet their accepted risk profile for client acceptance and thus, they would be unable to complete the necessary work to re-issue their reports and provide Curaxis with the requested consent.

Based on discussions with PWC and a representative of the Commission, it is Curaxis’ understanding that if a waiver is not granted, and the consent is not obtained, Curaxis must engage an outside firm, namely RRBB, to re-audit the statements of operations of Curaxis for the cumulative period from inception (February 27, 2001) to December 31, 2005.   RRBB is willing to complete the necessary audit work.  However, the engagement would be both time-consuming and cost prohibitive for Curaxis for the following reasons:

•	All financial records for periods prior to 2006 are located at an off-site storage facility;

•	Curaxis implemented a new accounting software system effective January 1, 2005. Access to the prior accounting software may be limited if not fully restricted;

•
Only one of the four staff complements employed with the Finance function remains. This individual was not employed until July, 2004 and was not engaged in the audit process for the periods prior to employment;

•	Professional fees for the audit services to be rendered are estimated at $85,000 representing a substantial and unproductive burden on Curaxis;

•
Curaxis is a development stage company which is unencumbered by revenue; a re-audit of the statement of operations for the cumulative period from inception to December 31, 2005 will delay filing process up to 4 weeks; and

•
It is wasteful to apply limited funds to re-audit work previously completed by PWC. Curaxis engaged PWC to complete the work in good faith; all fees for services rendered by PWC have been paid in full.

Note 11. Subsequent Events, page F-22

40.  Please summarize the terms of the September 23, 2009 vendor settlement. Also, refer us to the technical literature supporting your recognition of the related $6.5 million gain and explain the associated income tax treatment for this transaction. Provide us with your calculation of this $6.5 million gain.

RESPONSE: The terms of the vendor settlement have been disclosed in Note 4 to the 2009 audited financial statement of Curaxis. The agreement provides for a total of $2 million in payments to be made over the next several years.  Immediately preceding the settlement balances recorded on the Company’s financial records with respect to this vendor account included accounts payable, accrued interest and notes payable of $4.7 million, $1.1 million and $2.8 million, respectively. The company evaluated the settlement under Financial Accounts Standards No. 15, Accounting by Debtors and Creditors for Trouble Debt Restructuring, codified in ASC 470-60, Troubled Debt Restructuring by Debtors.  As a result, a gain totaling $6.5 million was realized on the settlement.   The gain recognized on the settlement of trade debt was excluded from taxable income due to the insolvent status of the Company immediately prior the discharge of debt under Section 108(a) of the Federal Tax code. . However, the net operating losses available to the Company for future tax reporting periods were reduced the gain excluded.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 98

41.  Please provide the following information regarding your pro forma financial data. Revise your disclosure accordingly. Ensure that your response includes a complete description of all capital transactions occurring as a result of the proposed merger.

•
Describe the Bridge Financing and quantify all components of this transaction. Ensure that your response explains how you determined the amount of cash proceeds from the sale of common stock and exercise of warrants in pro forma adjustment A.

•	Explain why the costs associated with the Bridge Financing were excluded from your pro forma statements of operations.

•
The merger costs appear to represent non-recurring charges directly related to the proposed merger that will be reflected in your future operating results. Explain why you have shown these costs as a pro forma adjustment and how you determined the amounts described in pro forma adjustment D, including the methods and assumptions used to determine the fair value of common stock and warrants issued for legal and investment advisory services.

•
The consulting costs appear to represent non-recurring charges directly related to the proposed merger that will be reflected in your future operating results. Explain why you have shown these costs as a pro forma adjustment and how you determined the amounts reflecting the issuance of additional warrants for consulting services in pro forma adjustment E.

•
Explain how you determined the weighted average common shares outstanding after the merger on both a basic and diluted basis and the amounts reflecting the recapitalization as a result of the merger as described in pro forma adjustment F.  Ensure that your response relates this amount to Curaxis shares outstanding at September 30, 2009.

•	Explain why the Curaxis’ shares outstanding, as shown on the pro forma statements of operations for 2009, differs from the corresponding amounts shown in its historical financial statements.

•
You have disclosed that immediately following the proposed merger Curaxis shareholders will own approximately 91% of the Auto Search common stock.  You also disclosed that they will own approximately 85% of the common stock of the combined company.  Please explain this apparent contradiction.

•	For 2008, you describe a net loss for both Curaxis Historical and Pro Forma Combined but actually show $0.04 net income per share. Please advise or explain this apparent contradiction.

RESPONSE: The Selected Unaudited Pro Forma Condensed Combined Financial Information has been updated to reflect historical financial information for both companies as of and for the year ended December 31, 2009 and to include descriptions of all capital transactions occurring as a result of the merger including:

•	A description of the Bridge Financing initiated by Curaxis;
•	Valuation methods used to determine the costs associated with common stock and warrants to be used in connection with merger; and
•	Reconciliation of weighted common shares outstanding post merger on a basic and fully diluted basis.

In addition, corrections have been made to properly and consistently reflect historical and pro forma per share information reported throughout the Registration Statement.  Further, all costs representing non-recurring charges directly related to the proposed merger have been excluded from pro forma operating results.  Corrections have also been made to per share information erroneously presented in the statement subject to review.

Exhibit 2.1

42. We note that there are a number of Schedules to the Merger Agreement that are omitted from your filing.  Please agree to furnish supplementally a copy of any omitted schedule to the Commission upon request as required by Item 601(b)(2) of Regulation S-K.

RESPONSE: The Company will submit any and all schedules to the Merger Agreement upon the Commission’s request in accordance with Item 601(b)(2) of Regulation S-K.

Very Truly Yours,

/s/ Mr. Jonathan Martin
Jonathan Martin
Chief Executive Officer